SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

UPM-Kymmene Corporation        Stock Exchange Release April 10,2006 at 11:00

UPM sells its plywood mill in France

UPM has today sold its French plywood mill, UPM-Kymmene Loulay S.A., to Green Recovery SAS. The purchaser is a French industrial group consisting of independent poles of activities. The deal takes effect immediately. UPM will book a provision of approximately EUR 10 million for loss on sale in the first quarter 2006.

The Loulay mill, located in the South-West of France, manufactures yearly about 34,000 cubic metres of plywood and decorative panel products. The mill has a turnover of EUR 28 million and it employs 193 people. “Over the years, the strategic role of Loulay Mill has diminished greatly and there are no actual synergies between Loulay Mill and other UPM plywood mills”, says Alain Comte, Chairman of the Board.

UPM is one of the world’s leading forest products companies. The company’s businesses focus on papers, converting materials and wood products. The company offers high-quality WISA wood products solutions for building and industrial applications. The annual production capacity for plywood and veneer is 1.1 million cubic metres and for sawn timber 2.4 million cubic metres. UPM’s Wood Products Division’s sales in 2005 were EUR 1.3 billion and it employs 6,500 people.

For further information please contact:

Alain Comte, Chairman of the Board, UPM-Kymmene Loulay S.A.,

tel. +33 6 8281 4617 and

Tuomo Visanko, Senior Vice President, Operations, UPM Wood Products Division,

tel. +358 400 352 990.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations